July 13, 2023

Via Edgar

Ms. Taylor Beech

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Sunrise New Energy Co., Ltd.

Registration Statement on Form F-3

Filed June 2, 2023

File No. 333-272386

Dear Ms. Beech:

This letter is in response to the letter dated June 15, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Sunrise New Energy Co., Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-3 (the “Amendment”) is being filed to accompany this letter.

Registration Statement on Form F-3

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company.

In response to the Staff’s comment, we have revised the cover page to prominently disclose that we are not a Chinese operating company.

2.	Where you discuss transfers, dividends and distributions among you, your subsidiaries and the VIE, revise to discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash or assets. Provide cross-references to your discussion of these issues in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, we have revised the cover page to disclose that there are limitations on our ability to transfer cash between us, our subsidiaries, the VIE and investors, and that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of our Company, our subsidiaries, and the consolidated VIE to transfer cash or assets. We have also provided cross-references to discussions of these issues in the summary, summary risk factors and risk factors sections.

3.	Where you discuss your cash management policies, disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Include comparable disclosure regarding your cash management policies in your prospectus summary and provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, we have updated our disclosure to clarify that our internal cash management policies are derived from our own financial control policies, rather than any contractual or regulatory requirements. We have also provided the comparable disclosure in the prospectus summary and a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

4.	On your cover page, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP, as you have disclosed in the Prospectus Summary. Throughout your filing, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, we have revised our disclosure to limit the references to control or benefits that accrue to us because of the VIE to a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP and have clarified that we are the primary beneficiary of the VIE for accounting purposes.

Prospectus Summary

Our Corporate Structure, page 1

5.	In the diagram of your corporate structure on page 1, revise to identify the person or entity that owns the equity in each depicted entity. In addition, revise your disclosure to identify clearly the entity in which investors are purchasing their interest. Please also remove the arrow from the dashed line going from GIOP BJ to SOH.

In response to the Staff’s comment, we have revised our corporate structure diagram on page 1 of the Amendment to identify the person or entity that owns the equity in each depicted entity. In addition, we have revised our disclosure to identify clearly the entity in which investors are purchasing their interest. We have removed the arrow from the dashed line going from GIOP BJ to SOH.

Risks Associated with Our Corporate Structure and the VIE Agreements, page 3

6.	Please revise your disclosure stating that you “do not ‘directly’ hold equity interests,” and “VIE Agreements may not be effective as ‘direct’ ownership” to remove the words “directly” and “direct,” as they imply that you may have indirect ownership. Please ensure your disclosure is clear that you do not have any ownership in the VIE.

In response to the Staff’s comment, we have revised our disclosure to remove the words “directly” and “direct,” in relation to the discussion of our equity interest in the VIE, to ensure that our disclosure is clear that we do not have any ownership in the VIE.

Summary of Risk Factors, page 6

7.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. For example, specifically discuss the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have revised our risk factors section to add an additional risk factor that specifically discusses the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale, and acknowledge the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In our summary of risk factors, we have added both the title and the cross-reference to this new risk factor.

Permissions Required from PRC Authorities, page 14

8.	It is unclear whether you relied on an opinion of your PRC counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, as you state that you were “advised” by your PRC counsel. Please revise to specify that the conclusion is the opinion of PRC counsel, if accurate. If you did not rely on an opinion, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, we have revised our disclosure to specify that we relied on an opinion of our PRC counsel with respect to our conclusions that we do not need any additional permissions and approvals to operate our business and to offer securities to investors.

Asset Transfers Between our Company, Our Subsidiaries, and the VIE, page 16

9.	Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, we have disclosed our intentions to distribute earnings or settle amounts owed under the VIE agreements, and provided cross-references to the condensed consolidating schedule and the consolidated financial statements.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences, page 16

10.	Disclose that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. Disclose that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash or assets.

In response to the Staff’s comment, we have added a risk factor on page 23 of the Amendment to disclose that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. We have added a cross-reference to this risk factor on page 17 of the Amendment, and disclosed that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of our Company, our subsidiaries, and the consolidated VIEs to transfer cash or assets.

Enforceability of Civil Liabilities, page 48

11.	Revise to identify your directors and officers that reside in the PRC and address the challenges of bringing actions and enforcing judgments or liabilities against such individuals.

In response to the Staff’s comment, we have revised our disclosure to identify that our directors and officers reside in the PRC and to describe the challenges of bringing actions and enforcing judgments or liabilities against such individuals.

Exhibits

12.	Please file the forms of indenture as exhibits to your registration statement prior to requesting effectiveness. Refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we are filing the forms of the indenture as exhibit 4.6 and 4.7 to this Amendment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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